Goodwin Procter LLP
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February 18, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Borderfree, Inc.

Amendment No. 2 to Confidential

Draft Registration Statement on Form S-1

Submitted December 23, 2013

CIK No. 0001277141

Dear Ms. Jacobs:

This letter is submitted on behalf of Borderfree, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on December 23, 2013 (the “Registration Statement”), as set forth in the Staff’s letter dated January 10, 2014 (the “Comment Letter”). The Company is concurrently filing its Registration Statement (“Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Registration Statement (marked to show changes from the Registration Statement).

United States Securities and Exchange Commission

February 18, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 52

1.	We note your response to prior comment 3 regarding the year-to-year fluctuations of your retention rates since 2008. In light of your prominent disclosure of your average retention rate of 93% since 2008 and since there appears to be a 12% variation between the annual high and low retention rates since 2008, it is still unclear why you believe retention rates are not key metrics used by management to evaluate your business that should be disclosed in your management’s discussion and analysis. While the retention rates appear to be high on an absolute basis, the amount of yearly variation appears significant enough to provide insight for investors to evaluate your business on a year-to-year basis or to highlight trends in your business and operations. Please revise accordingly or explain why you believe the disclosure of retention rates as key metrics is still not necessary.

RESPONSE: In response to the Staff’s comment, the Company has revised the Registration Statement to remove disclosure of such retention rate from the prospectus for the following reasons. As disclosed on page 5 of the Registration Statement, the Company launched its global ecommerce platform in 2008 with one customer. Accordingly, there are no retention rates to measure prior to 2008. Although the Company believes that its retention rate is an indicator that its customer base is loyal, the Company respectfully advises the Staff that the retention rate is not a key metric used by the Company to measure its operating performance, evaluate growth trends, establish budgets and financial projections, and formulate strategic plans. If the Company’s results were driven by customers that contributed comparable amounts of revenue, such as a subscription based business, the average retention rate might be used to further evaluate the results of operations. However, since the Company’s customers are of varying size and each customer can have a significantly different impact on GMV and revenue, the retention rate cannot be used to evaluate the results of operations. These factors, along with the belief that GMV is an indicator of growth and scale of the business, customer acquisition and retention, and existing customer sales growth, support the Company’s belief that GMV is a more appropriate key metric.

In addition, the Company supplementally advises the Staff that the disclosed average retention rate of 92% as of December 31, 2013 includes customers that the Company has voluntarily decommissioned since 2008. If the Company excluded those customers that were voluntarily decommissioned since 2008 from the average retention rate calculation the average retention rate would increase from 92% to 98% as of December 31, 2013. Additionally, the variation between the annual high and low retention rates would

United States Securities and Exchange Commission

February 18, 2014

decrease from a range of 82% to 100% when including the customers that the Company voluntarily decommissioned to 91% to 100% when excluding those customers that were voluntarily decommissioned from the average retention rate calculation. The customers that were voluntarily decommissioned during 2013 would have increased GMV by approximately $2.0 million, or less than 0.5%. The customers voluntarily decommissioned prior to 2013 had a trivial impact on GMV in any given fiscal year.

Although such retention rate has been removed from the Registration Statement, the Company does believe that its ability to retain global ecommerce revenue from its existing customer base is an indicator of the stability of the Company’s revenue base and the long-term value of the Company’s customer relationships. Therefore, the Company has added a new retention metric to page 85 of the Registration Statement that the Company believes will allow an investor to understand the stability of the ecommerce revenue stream, which is primarily responsible for the Company’s profitability.

Components of Results of Operations

Cost of Revenue, page 54

2.	We have reviewed your response to prior comment 5. Your response indicates that the Company has historically viewed the price point of fulfillment to the end consumer to be a key factor in purchasing decisions which has resulted in margin impact of fulfillment services to be relatively neutral. Further, your response to prior comment 7 indicates that the reduction in average fulfillment revenue per order is a trend that is expected to continue. Given this information, it appears that there are different factors, resulting in different margins for your fulfillment revenue. As such, it would appear informative to investors to understand the margins for each revenue stream. Please explain how your current disclosures sufficiently explain these significantly different margins.

RESPONSE: The Company respectfully advises the Staff that the Company believes it has provided sufficient disclosure to demonstrate that the Company’s profitability is primarily derived from its global ecommerce services revenue stream. The Company has disclosed that its margins on fulfillment revenue have remained relatively neutral historically, and the Company has disclosed that it intentionally manages its business so that the margin impact of fulfillment services will continue to be relatively neutral. Accordingly, should an investor wish to understand how each revenue stream contributes to the Company’s profitability such investor will understand the ecommerce revenue stream is primarily responsible for the Company’s profitability.

Additionally, based on the Company’s specific facts and circumstances, the Company respectfully advises the Staff that the Company does not believe that the disclosure of margin for the individual revenue streams is required. Consistent with the Company’s

United States Securities and Exchange Commission

February 18, 2014

single operating segment, the Company does not evaluate its business based on the individual margins of the fulfillment and ecommerce revenue streams. Rather, the Company manages its business to maximize sales and optimize the profitability of the Company as a whole. As noted in the Registration Statement, the Company believes the shipping fees charged to the consumer are a critical factor in sales conversion and therefore as disclosed on page 53, in order to drive GMV, the Company currently prices the fulfillment service to have as low a cost to the consumer as possible without being unprofitable to the Company. We believe that the more relevant disclosure is not a measure of fulfillment margin, which is disclosed elsewhere to be nominal, but rather the trend of fulfillment revenue and its declining percentage to overall revenue. Article 5-03 of Regulation S-X requires the disclosure of sales and costs applicable to sales separately for products, services, rentals and other. All of the Company’s revenues are from services. ASC 280-10-50-40 requires the disclosure of revenues for each product or service or each group of similar products or services. The Company has disclosed sales by a group of similar services in Note 1 to the financial statements. Information about profit or loss is only required for reportable segments. The Company has only one operating and reportable segment. Additionally, the Company believes it meets the requirements of Item 303 (3) of Regulation S-K to disclose significant components of revenues or expenses in disclosing the trend of declining fulfillment revenue, with the goal of increasing GMV, and in disclosing the nominal margin on fulfillment revenue.

Finally, the Company believes that investors will value the Company based upon a multiple of revenue from the Company’s global ecommerce services revenue as well as adjusted EBITDA or discounted cash flows. This is consistent with how the Company is currently managing the business to drive increased value and therefore provides the most relevant disclosure to an investor in the offering.

Results of Operations

Comparison of Years Ended December 31, 2011 and 2012

Provision for income taxes, page 70

3.	We note your revised disclosures in response to prior comment 8. Although your disclosures identify general reconciling items that resulted in a difference between your U.S. federal statutory income tax rate and your effective tax rate, it is not clear which ones are significant as they are not quantified. Please revise your disclosure to discuss the significant reconciling items between your statutory rate and your effective tax rate that are specific for each period presented. For example, we note in your table on page F-31, that the loss on change in fair value of warrants is one of the largest reconciling items for the year ended December 31, 2012, but this reconciling item is not discussed on page 70.

United States Securities and Exchange Commission

February 18, 2014

RESPONSE: In response to the Staff’s comment, the Company has revised pages 68 and 71 to reflect the requested disclosure.

Notes to Consolidated Financial Statements

Note 11 – Common Stock, Stockholders’ Deficit and Stock Plans

Stock Options, page F-27

4.	Please update your footnote disclosures to include the options granted in June 2013 and September 2013 as noted on page 61. Refer to FASB ASC 260-10-50-1.c.

RESPONSE: In response to the Staff’s comment, the Company has revised pages F-26 through F-29 to reflect the requested disclosure.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.
Joseph C. Theis, Jr.

Enclosures

cc:	Michael A. DeSimone, Borderfree, Inc. Edwin A. Neumann, Borderfree, Inc. Mark J. Macenka, Goodwin Procter LLP Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation